Mail Stop 3561

August 31, 2007

<u>Via Fax & U.S. Mail</u>

Mr. John W. Whitney
President
6490 South McCarran Boulevard
Building C, Suite 23
Reno, Nevada 89509

>   **Re: Itronics Inc.**
>   **Form 10-KSB for the year ended December 31, 2006**
>   **Filed April 17, 2007**
>   **File No. 033-18582**

Dear Mr. Whitney:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2006</u>

<u>Statements of Operations, page 45</u>

1. We note that the amount of depreciation and amortization expense presented on the face of the statements of operations is less than the amount presented on the statement of cash flows as an adjustment to reconcile net loss to cash used by operating activities. In light of the disclosure on the face of the income statement that cost of revenues is "exclusive of depreciation and amortization shown separately below," we would expect that the amount presented on the statement of operations would be the same as included in the statement of cash flows. Please explain to us why the amounts are different. If an appropriate portion of total depreciation and amortization expense is included in cost of revenues on the income statement, please remove the notation from the statement of operations that cost of revenues and gross profit is exclusive of depreciation and amortization.

Statements of Stockholders' Equity (Deficit), page 46

2. We note from the consolidated statements of stockholders' equity (deficit) that the Company has been involved in numerous non-cash transactions during the past two years in which shares of the Company's common stock have been issued to various parties in exchange for services, debt conversion, and asset acquisition. Please tell us and explain in the notes to your financial statements in future filings, how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

3. We note that in both 2005 and 2006 you issued common stock for the conversion of debt. Please tell us the nature and original terms of the debt converted and explain whether the debt was converted in accordance with the original terms. Also, we note your disclosure in Note 4 that during the period of February 15, 2006 to December 31, 2006 the investors converted a total of $1,266,384 of the notes into 111,222,642 common shares. Please tell us why these amounts do not agree to the amounts presented on the statements of stockholders' equity (deficit).

Statements of Cash Flows, page 47

4. We note that the ending cash balance amount at December 31, 2006 as presented on the statement of cash flows is ($13,834) which represents the bank overdrafts. Please note that paragraph 7 of SFAS No. 95 requires that the total amounts of cash and cash equivalents at the beginning and end of the period shall be the same amounts as similarly titled line items or subtotals shown in the statements of financial position. For the year ended December 31, 2006, the ending cash balance is zero on the balance sheet and should be presented as zero on the statement of cash flows. The net change in overdrafts during the period should be shown as a financing activity. Please revise future filings accordingly.

5. We note that included in the schedule of non-cash financing transactions is warrants issued for debt issuance costs. Please explain to us the nature of this transaction including the number of warrants issued and how you valued those warrants.

Notes to the Financial Statements
– General

6. We note your disclosure on page 31 of MD&A that the increase in prepaid expenses is due to a $250,000 2007 corporate marketing program paid in common stock at the end of 2006. Please tell us, and revise the notes to your financial statements in future filings to disclose the nature and terms of this transaction and how you valued the common stock issued.

Note 1. Summary of Significant Accounting Policies

- Revenue Recognition, page 50

7. We note your disclosure that fertilizer and silver sales are recognized when goods are shipped to your customers. Please explain to us when the risk of ownership is transferred to the customer and tell us why you believe that your revenue recognition policy meets the criteria set forth in SAB 104.

- Stock Based Compensation, page 55

8. We note that the volatility assumption used in the Black-Scholes option pricing model increase substantially in 2006 compared to 2005. Please explain to us why the range used for the volatility assumption increased. Also, please disclose in future filings, the method used to estimate volatility. See paragraph A240(e)(2)(b) of SFAS No. 123R.

Note 3. Long-Term Debt, page 59

9. Please explain to us how you have analyzed the conversion feature of the 2000 Long-Term Promissory Notes as a derivative under SFAS 133 and EITF 00-19. Please note that because the Callable Secured Convertible Promissory Notes are convertible to an unlimited amount of shares, there may not be sufficient unauthorized and unissued shares available to settle these notes and therefore the conversion feature contained in these notes would be required to be accounted for as a derivative and recorded at fair value each reporting period. See paragraph 19 of EITF 00-19. Please advise or revise accordingly.

Note 4. Callable Secured Convertible Debt, page 60

10. We note your disclosure that the callable secured convertible debt includes a prepayment feature, which you have accounted for in accordance with DIG B38 and B39 and have recorded as a derivative in accordance with SFAS 133. Please tell us, and revise future filings to disclose the nature and terms of the prepayment feature on the notes. Also, please explain to us how you have considered both the embedded put option and the call option as embedded derivatives.

11. We note your disclosure that the conversion and prepayment features had estimated fair values of $4,876,175 and $3,621,220, respectively. In light of the fact that this is the only amount recorded on the balance sheet related to the callable notes, it would appear that this amount represents the fair value of the embedded derivatives combined with the face value of the notes. Please tell us why you believe it is appropriate to record both the fair value of the embedded derivative and the value of the notes as one amount on the balance sheet. Also, please tell us and disclose in future filings, the fair value of the embedded derivatives as bifurcated from the host contract. See paragraph 44A of SFAS No. 133. Additionally, please explain to us how you have calculated the loss on the derivative instruments recognized in the statement of operations for each year in which an income statement is provided. Please separately disclose the amount recognized based on the change in the fair value of the warrants and options and the amount recognized based on the change in the fair value of the embedded derivatives.

12. Please tell us how you have accounted for the effects of initially complying with the implementation guidance in DIG No. B38 in recognizing the prepayment penalty as part of the embedded derivative in the callable secured convertible notes. Please note that DIG No. B38 requires that the effects of initially complying with its implementation guidance should be reported as a cumulative-effect type adjustment directly to retained earnings in accordance with SFAS No. 154. Please advise or revise accordingly.

13. We note your disclosure that the fair value of the conversion feature and the prepayment penalty were estimated using the Black-Scholes option pricing model and taking a weighted average value based on certain probabilities that the debt would be converted and paid off prior to maturity at specified dates. Please explain to us in more detail, including all assumptions, how you arrived at the fair value of the bundled embedded derivative instrument which includes the conversion feature and prepayment penalty, as it appears from this disclosure that you valued these two derivatives separately using two different methods. Please note that we believe that these two features should be measured at fair value in a single valuation model and should not be the sum of the separate fair values of each embedded derivative. See SEC Staff Speech by Cheryl Tjon-Hing at the

34th Annual AICPA Conference in December 2006. Please advise or revise accordingly.

14. We note that you disclose the assumptions used to value the non-employee warrants and options that are exercisable during the period in which the Notes are outstanding and are required to be recorded as liabilities at their fair value. Please explain to us and disclose in future filings, the <u>method</u> used to determine the fair value of these liabilities.

15. We note from the disclosure in Note 4 that because the callable notes are potentially convertible into an unlimited number of common shares, all non-employee warrants and options that are exercisable during the period the notes are outstanding are required to be recorded as liabilities at their fair value. Please explain why you are not similarly accounting for <u>employee</u> options as liabilities in your financial statements pursuant to the guidance in paragraphs 28 through 32 of SFAS No.123R. In this regard, since you do not have an adequate number of authorized shares to satisfy these options through the issuance of shares, it appears you could be required to settle these options by transferring cash or other assets to the employees. Please revise your financial statements to similarly reflect employee options as liabilities in your financial statements or explain why you do not believe this is required.

Note 7. Stock Option and Purchase Plans, page 64

16. Please tell us and revise future filings to disclose the nature and terms of all stock option plans. Your response and revised disclosure should include; the requisite service period(s) and any other substantive conditions (including those related to vesting), the maximum contractual term of equity (or liability) share options or similar instruments, and the number of shares authorized for awards of equity share options or other equity instruments. See paragraph A240(a) of SFAS No. 123R. Also, please revise future filings to include all disclosures required by paragraphs A240 and A241 of SFAS No. 123R.

Note 8. Common Stock to be Issued

17. We note your table summarizing the amounts included in the equity caption "common stock to be issued." Please tell us, and revise future filings to indicate whether or not these amounts are reflected in your statements of operations and statements of cash flows. Please reconcile these amounts to the amounts reported in your statement of cash flows as expenses paid with the issuance of common stock. Also, please revise future filings to describe the nature of the amounts and to clearly indicate that the individuals who signed agreements with the Company to accept shares instead of cash for past services rendered, have relinquished their right to receive cash and will only receive shares at the market price of shares on

the date the agreements were signed.

Note 11. Related Party Transactions, page 67

18. We note your disclosure that the number of shares to be issued related to accrued management salaries is 6,348,958 and 6,620,900 for 2006 and 2005, respectively. Please tell us why these amounts do not agree with the share amounts included in Note 8 for payment of salaries.

Form 10-Q for quarter ended March 31, 2007 and June 30, 2007

Note 12.

19. We note your disclosure that in February 2007 you exchanged your membership interest in your worker's compensation mutual insurance company for $205,938 cash and $138,353 in marketable securities of a NYSE traded stock insurance company and reported the total as a gain on sale of investments. Please provide us more details as to the nature of this transaction and tell us your basis for accounting for the entire amount received as a gain. Include in your response how you previously accounted for your membership interest in the worker's compensation mutual insurance company and whether the exchange was done with a related party. Also, tell us how you valued the marketable securities received. We may have further comment upon receipt of your response.

Management's Discussion and Analysis

– Liquidity and Capital Resources

20. We note your disclosure that to meet short term cash needs, you have negotiated a 10 day payment period on invoices to your primary distributor, at a cost of 1% of the invoice amount. Please explain to us, and disclose in future filings, how you are accounting for this 1% discount.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief